GEOLOGICAL REPORT

FOR

CLAN RESOURCES LTD.
1500-885 West Georgia Street, Vancouver, BC, V6C 3E8

AURORA PROJECT
MALHEUR COUNTY, OREGON

UTM ZONE 11: 424779E 4653878N
Bretz Mine Quadrangle

B.Ainsworth, PEng BC   September 14th 2004

Ainsworth-Jenkins Holdings Inc, 915-409 Granville St, Vancouver, V6C 1T2

EXECUTIVE SUMMARY

Clan Resources Ltd. (Clan) has entered into an agreement to buy a 100% interest in the 18 New U claims in southern Oregon that cover an area of uranium mineralization known as the Aurora Project. The same agreement includes other claims in the coterminous United States on which no information is presently available. This report is submitted for the purpose of qualifying the whole agreement on the basis that the economic potential of the acquisition of the Aurora Project alone is sufficient justification for Clan to enter into the agreement.

Located close to the border with Nevada, 15 kilometers west of McDermitt Nevada, the Aurora Project area was explored by Placer Amex in the period 1973 – 1981, initially for mercury and later for uranium. The project is located within the McDermitt Caldera complex which has been a substantial source of mercury from open pit and underground mines in the area.

In 1980 Placer Amex completed an internal preliminary feasibility study identifying a reserve of 19.96 million tonnes (22 million short tons) with an average grade of 0.043% U_3O_8 at a cut-off grade of 0.025% U_3O_8. This study was carried out by the Project Development Group for the Placer Amex and would have matched the definition of "Preliminary Feasibility Study" according to the CIM definitions and guidelines. According to CIM definitions a Preliminary Feasibility Study requires as a minimum an Indicated Mineral Resource estimation, which can serve as a basis for major development decisions". It is the writer's opinion that the quality and amount of work carried out by Placer Amex would normally qualify the reserves as at least Indicated Resources under the CIM definitions.

(Although the terms "reserve" and "resource" used above and elsewhere in this report, when historical information is discussed, were estimates produced by Placer Amex they are not to be relied upon in this report under the definition required by NI 43 101. This is because a Qualified Person, the writer in this case, has not made any independent recalculation of the tonnages claimed and also because it is recommended in this report to explore an extraction process that is proven technology in operations elsewhere but not tested on the Aurora deposit. The statement of tonnage and grade above is therefore classified here as exploration information and is only reflecting an order of magnitude for the deposit.)

The preliminary feasibility study was based on assays from more than 500 rotary and diamond drill holes, metallurgical testing of bulk samples from large diameter core drilling and mine planning studies. The cost estimates used would have been of reasonable precision due to the open pit mining experience that Placer Amex had at the nearby McDermitt mercury mine, which it was operating at that time. At an expected recovery rate of 80% U_3O_8, the mine was expected to produce in the order of 15 million pounds of uranium over a 16 year mine-life.

The Aurora project mineralization occurs mainly within permeable and porous interbeds in a layered lava sequence and the water table is close to surface. This makes the assessment of the viability of an In Situ Leach (ISL) method of extraction an important objective since it could would allow a major reduction in capital and operating costs compared to the open pit mining plan used by Placer Amex. The ISL method involves the pumping of reagents such as ammonia in solution (common fertilizer) into the permeable mineralized horizons and recovering the uranium in solution with the ammonia from adjacent wells. This not only reduces the processing plant requirements in terms of size and cost but has a very much smaller environmental impact with no large pit or associated radioactive waste dumps and tailings. ISL is proven technology today, but at the time Placer Amex was carrying out the preliminary feasibility study there were few operating examples.

There is good potential for locating higher grade mineralization in steep dipping structures within the known mineralization. With the exception of one diamond drill hole in the center of the northwestern part of the mineralization, no other angle holes were drilled. Several substantial structural target areas exist that should be tested by drilling angle holes across them. Because this style of mineralization could be due to relatively recent remobilization of uranium by aqueous solutions, it would not be expected to be in equilibrium with its radio-daughters. Such remobilized uranium would not have the usual radon or gamma ray radiation associated with uranium at equilibrium so chemical (fluorimetric) analysis will be required to determine uranium concentrations.

A non-contingent two-phase programme is recommended. The first phase requires the digitizing of the Placer Amex drill data base and the production of a 3-D model of the mineralization to determine the higher grade areas for initial ISL assessment as the first phase. This is to be followed with drilling of 4 five spot well patterns with 4 inch rotary holes to carry out hydrological testing of mineralized intervals. Chemical analysis of the uranium is recommended. While the rotary drilling is being completed it is recommended that diamond drilling of angle holes be carried out across steep dipping structures, such as Bretz Gulch, to locate possible higher grade mineralization remobilized into these traps.

The total cost of the recommended initial programme is CDN $322,000.

TABLE OF CONTENTS

List of Illustrations

Images

APPENDICES

GEOLOGICAL REPORT

AURORA URANIUM PROJECT
MALHEUR COUNTY, OREGON, USA

FOR

CLAN RESOURCES LTD

INTRODUCTION AND TERMS OF REFERENCE

Background, Authorization and Purpose

Clan Resources Ltd. (Clan) has entered in to an agreement to purchase an undivided 100% interest in the New U claims, together with other mineral claims in the coterminous United States. Value has been assigned to the New U claims in this report and, while the other claims, which are located in Wyoming and Utah, reportedly cover uranium mineralization that was subject to previous exploration programmes, no reports are available describing them which could allow any estimate of their value. The purchase price of the property is based in large part upon the New U claims which consist of 18 units, 600 feet by 1500 feet with a total area of approximately 146 hectares (360 acres), on which more than Cdn $6.5 million of mineral exploration was completed by the US subsidiary, Placer Amex Ltd, of the company now named PlacerDome. The terms of the agreement, subject to regulatory approval, call for Clan to pay the vendor 1,000,000 shares of its common shares no later than 5 days after receipt of TSX Venture Exchange acceptance of the agreement.

The claims are located 15 kilometres by road northwest of McDermitt, Nevada, in Malheur County Nevada. The project is called the Aurora Project by the Company, having earlier been worked on under that name by Placer Amex, the wholly owned subsidiary of Placer Development Ltd, antecedent company to Placer Dome Ltd. As a result of past exploration efforts, uranium mineralization has been identified in significant amounts on the property and there is potential to define an economic body or bodies of uranium if the mineralization is amenable to in situ leaching.

By letter dated August 15th 2004, Mr. James Watt, President of Clan, requested writer to visit the site and complete the preparation of a geological report for the Aurora Project that meets the requirements of NI 43 101. The report is to be used by Clan for qualifying the acquisition of the property and may be used to satisfy other regulatory requirements or financings.

A copy of the Letter of Authorization is included as **Appendix I.**

Scope and Limitations

This report describes the geology and mineral potential of the Aurora project optioned by Clan. The author worked briefly in the area in 1976 as an employee of Placer Development and was broadly familiar with the geological setting and style of the uranium mineralization through later internal communications while employed by Placer. Research for this report has included a review of historical work that related to the immediate area of the property. Regional exploration information has been sought to obtain an indication of the level of industry activity in the area. An estimate of costs for further evaluation of the claims has been made based on current rates for drilling, geophysical surveys and professional fees in the area of Northern Nevada.

Sources of Information

Sources of information are detailed below and include both the public domain information available and personally acquired data.
- Research of the USGS data available for the area.
- Review of some internal reports and an internal preliminary feasibility study of Placer Amex, the wholly owned subsidiary of Placer Development Ltd at the time of their work, supplied by Clan.
- Review of geological maps and reports completed by the US Geological Survey.
- Copies of a signed agreement between Clan and the owner of the New U claims provided by Clan.
- Copies of the sketches of claim maps, submitted for the production of the courthouse plats, showing the claim locations supplied by the vendor of the claims.
- A site visit to the property by the author on August 19th 2004.

The author was able to visit the property, driving from Vancouver and returning in three days. No members of Clan or insiders or employees participated in this site examination. Although no modern claim posts were located in the open cattle range landscape, a bench mark, USGS # 33, was located and author recognized mapped topography that confirmed he was actually on the subject property. No samples were collected as the area of outcropping mineralization was not located.

Plan of Presentation

The report describes the property in accordance with the requirements specified in National Instrument 43-101. A recommendation for two non-contingent phases of work is made in order to confirm the economic potential of the property. Maps that accurately represent the property's location and geological setting are included in the report. A copy of the property descriptions from the underlying legal agreement between the vendor and Clan is included in **Appendix III** together with the claim sketch map plat submitted for recording which locates the property according to Township and Range.



Aurora Project
Location Map
Clan Resources Ltd

Fig. 1

PROPERTY LOCATION AND DESCRIPTION

Clan has bought, subject to regulatory approval, the New U claims from Mr William M. Sheriff. The area covered is approximately 146 hectares (360 acres). The claims are comprised of 18 unpatented lode claims situated in Sections 3, 4, 9 and 10 of Township 41 South, Range 41 East, WBM, Malheur County. They are located 15 kilometres northwest of the border town of McDermitt, NV, and are accessible by good gravel road from the substation 5 kilometers west of McDermitt. The approximate centre point of the property is in Zone 11 of UTM at 424779E and 4653878N. A listing of the claims with title numbers is included in Appendix II with a sketch map of the claims that shows their position relative to section corners.

The author has carried out a title search on the Bureau of Land Management, BLM LR 2000 Mineral Claim Information System and the registered listing is shown in Appendix II following the standard sketch map supplied by the Vendor. This sketch map has the usual presentation as seen in county courthouse plats. The BLM listing shows the assessment year to be 2004 which at this date should be now 2005. Since most of the maintenance payments made are done just on or before September 1st each year, the BLM registry office is inundated with forms and it typically takes a few months to complete the adjudication and post the updated information. The Portland Oregon office of the BLM advised that it could be several weeks before the claims were adjudicated and that receipts for this would not be issued until that was completed. Adjudication was said to be simply the matching of the amount paid with the number of claims.

The Vendor has supplied a copy of a cancelled cheque made out in favour of the BLM and dated 24 Aug '04 The cheque was reportedly given to the BLM on or before September 1st, 2004, covering the amount of US$2,250 that is required to make the maintenance payment and the $90 transfer fee for transferring title of the claims to Mr. Sheriff from the original registered owner, Platoro West LLC. The cheque copy is presented in the claim documentation. The writer is not able to fully warrant the validity of the title because the BLM data is presented together with disclaimers as to validity and correctness, in a manner similar to other jurisdictions such as British Columbia. From the information available there is no indication that the title is not in good standing at this time.

The claims are located on public lands administered by the U.S. Bureau of Land Management office in Vale, Oregon. No land alienation for parks or special management zones is indicated on current USGS topographical maps. The area of the McDermitt Caldera Complex has had considerable mineral production activity in the past, on both sides of the state line between Oregon and Nevada. There is at least one aboriginal group living at the Fort McDermitt reservation beside McDermitt but no information regarding indigenous land claims has been identified, nor has there been any reported to this writer.



Image I.   View of Bretz Mercury Mine from Aurora Project Area along Drill
             Road, taken on 04/08/19

ACCESS, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

The property is reached by 8 kms of good gravel road connecting with the former McDermitt Mine road and to the community of McDermitt which straddles the Oregon-Nevada state line on Federal Highway 95. The nearest population center of size is Winnemucca, NV, 117 kms (73 miles) to the south at the junction with Interstate 80, a major truck route linking Reno and Salt Lake City. This town used to serve as part of the dormitory community for the former mercury producer, McDermitt Mines Ltd, a division of Placer US. A 1060 meter (3,500 foot) gravel airstrip presently services the town but no scheduled services are reported

The area has a dry climate, typical of the basin and range country that extends from eastern Oregon to northern Arizona. Winters are relatively cold having temperatures as low as 35° C with nominal snowfalls of 10 to 20 cms in the months of December and January. Summer may have temperatures reaching 35-40° C and are fairly dry, with precipitation ranging from 10 to 20 mm per month. The actual operating season for basic exploration purposes is from March to November. An extreme thunderstorm passed over the property during the site visit, causing some cutting of gravel roads in gully crossings without culvert protection. The occurrence of such flash floods is not common but requires proper provision for secure gully/arroyo crossings.

The claims cover the north end of the McDermitt Caldera Complex that is expressed in topography as a series of low interlocking circular ranges. The area is below treeline, with elevations between 1,775 and 1,500 meters. The deposit lies in the northernmost of the interlocking calderas and is cut by Bretz Gulch which is drained by the Little Cottonwood Creek. At the time of the site visit this creek was dry. The project area is covered with a useful network of gravel roads that negotiate generally sagebrush covered, rolling hills, dissected by some steep gulleys. The access for drilling with a tracked wagon drill would be easy.

McDermitt offers some resources for exploration purposes with two gasoline stations, grocery stores and some accommodation. A low tension power line extends to the project area from the substation on the 24,000 KVA Harney Electric Cooperative powerline that serviced the McDermitt mercury mine, located on the west side of this community. This reportedly services ranch buildings west of the project and might serve for pilot scale operations.

HISTORY

The Aurora project is located within the Opalite Mining District, approximately 1200 meters (4000 feet) south of the former Bretz mercury mine which produced almost 15,000 flasks of mercury in the period 1930 to 1965. Other mercury producers in the area included the Opalite Mine in Malheur County, and the McDermitt and Cordero mines in

Humbolt County, Nevada, which have collectively produced about 500,000 flasks of mercury prior to closure of the last producer in about 1985.

The McDermitt Caldera complex has the potential to contain other minerals of economic interest including lithium clays (hectorite) which are produced by American Colloids Ltd on the west side of the complex and gallium which is currently being explored for by Gold Canyon Resources Inc. (TSX-V) in clay beds in the area.

Placer Amex optioned the Bretz Mine and part of the area covered today by the Aurora project in order to explore for mercury mineralization. Soil sampling, geological mapping and rotary drilling was carried out by Placer Amex during the period 1973 – 1974. This work identified several anomalous areas that were not confirmed to be of economic interest for mercury by the drilling. No uranium mineralization was noted during this work. In addition to the mercury prospects and mines, several uranium occurrences had been prospected in the vicinity of Kings River on the south end of the McDermitt Caldera complex since the early 1950's. Following the rise of uranium prices in the 1970's the area received new attention with work being carried out around Kings River by Chevron and Anaconda and mapping projects being undertaken by the USGS.

The Cordex Syndicate leased the Bretz property and adjacent claims in November 1977 for the purpose of carrying out uranium exploration.

Uranium mineralization was located in the Aurora claim area by an airborne radiometric survey carried out by Tak Matsumoto working for Locke Jacobs shortly before the Cordex group started work. Jacob's crew staked the claims covering the anomalous area. The outcrop that produced the radiometric anomaly was visited by L.O. Storey and M.W. Roper for Placer Amex in February 1978 at the invitation of Locke Jacobs; it was found to be only somewhat interesting. Jacobs persisted in the exploration of the showings, drilling several holes in May 1978 that encountered flat lying mineralization over 100 feet thick which assayed an average of approximately 0.05% U_3O_8. Jacobs drilled a total of about 90 holes through September 1978 when Placer Amex signed an agreement and took over exploration of the prospect.

Exploration was continued by Placer Amex and approximately 36,400 meters (120,000 feet) of rotary drilling in some 450 holes was completed together with approximately 1,800 meters (6000 feet) of diamond drilling in 21 holes. Most of the drilling was vertical and no tests were made of some of the probable radial fault structures such as the Bretz Gulch feature, in which higher grade concentrations of remobilized uranium mineralization might be expected. In addition to the drilling, Induced Polarization surveys, detailed geological mapping and radon surveys were reported to have been carried out on the claims. Reports detailing this work have not been located by Clan at this time. Petrographical and mineralogical studies were carried out to determine the nature of the mineralization. Assaying and metallurgical studies were carried out by Hazen Research, Golden, Colorado and Placer Research in Vancouver, BC. The test work included both alkaline and acid leaching trials which showed that a rapid 80% uranium recovery could be achieved using an acid autoclave pressure leach. The alkaline leach test did recover uranium but at a slower rate.

During this exploration period, Placer Amex started the process for a full Environmental Assessment Study (EAS), seeking to comply with all State and Federal requirements that would enable putting the project into production. An extensive baseline data collection was initiated to provide background information for the EAS.

The price of uranium reached US $43/lb during this period owing to demand to cover a shortfall produced by earlier unsupported forward selling of uranium fuel by Westinghouse and other companies. In March 1980, Placer Amex completed an internal preliminary feasibility study to evaluate the project.

Placer Amex, a major mining company with a well-developed record of exploration and mine development, defined a reserve, for the purposes of the pre-feasibility study, of 19.96 million tonnes (22 million short tons) with an average grade of 0.043% U_3O_8 at a cut-off grade of 0.025% U_3O_8. This would have a gross content of 18.9 million pounds of U_3O_8. *(The term "reserve" used above and elsewhere in this report does not meet the definition required by NI 43-101. This is because the writer has not made an independent recalculation of the tonnages estimated by Placer Amex and has made recommendation elsewhere in this report to explore a process of extraction of uranium, which although proven in operations in the United States, has not been this tested on the Aurora deposit. This tonnage and grade estimate should not be relied on except as exploration information and is only reflecting an order of magnitude of the deposit. The reliability of the tonnage and grade defined is based on extensive sampling by rotary and core drilling carried out by a senior mining company.)* Using a cut-off grade of 0.030% U_3O_8, a smaller, higher grade reserve was defined by Placer of 15.24 million tonnes (16.8 million short tons) with an average grade of 0.048% U_3O_8, for a gross U_3O_8 content of 16.1 million pounds.

The prefeasibility study included mine design for an open pit operation to supply a conventional acid pressure leach processing plant of 95,255 tonnes per annum (1,050,000 short tons per annum) capacity or approximately 2720 tpd. This sizing was expected to result in a mine life of 16 years and a pay-back period for a capital cost $94.5 million of 5.7 years using a price of US$40 per pound for uranium. With the collapse of the uranium price to less than $9 per pound, Placer Amex abandoned its efforts to develop the project and the claims expired.

The total cost of the exploration, permitting and pre-feasibility work on the project was in the order of CDN $6.5 (L.O.Storey, 2004) million in unadjusted dollars. The current increase in the price of uranium to about US $20 per pound with every indication of more upwards movement of the price as the old producers exhaust lower cost reserves has made such projects worth reviewing. The possibility of using a now conventional in situ leach process for the extraction of uranium has the potential to reduce capital and operating costs sufficiently that it could be possible for production significantly and could allow the Aurora Project to become an economic production unit.

GEOLOGY

The Regional Setting

The area of interest is located on the northern margin of the Great Basin physiographic province, within the McDermitt Caldera complex. The geological structure of the district is that of a collapse caldera in a region of Basin and Range faulting. The caldera straddles the Nevada-Oregon border and lies within the Double H, Montana, and Trout Creek Mountains (Figure 2.). The caldera complex was subject of a multidisciplinary investigation by the US Geological Survey during the period 1977 – 1982.

The McDermitt caldera is a Miocene age volcanic collapse structure that has been interpreted by Rytuba and Glazman as being a set of nested and overlapping calderas that lie in a roughly oval shape, 30 miles on the north-south axis and 20 miles on the east-west axis. Subsequent erosion and structural adjustments have modified the underlying caldera structures. The south and west rims have been down-dropped and fluvial gravels have been deposited over the adjusted surfaces. The northern rim is only slightly eroded and retains more of a caldera like appearance.

Regionally, the oldest rocks are Cretaceous granites that outcrop to the west of the caldera in the Montana Mountains. Early Miocene basalt, andesite and dacitic flows, 24 to 18 m.y old, lie unconformably on the eroded pluton and appear to form the basement rocks of the caldera complex. Collapse of approximately 500 meters (2000 feet) occurred about 16 m.y. ago as a result of an explosive eruption that produced peralkaline ashflow tuffs through the preceding 2 m.y. The peralkaline nature of the system is reflected in part by the development of lithium rich clays from the ash fall.

Figure 2. Generalized Geology and property location map
(after Roper, M.W and Wallace A.B.)



118°
42°
TROUT CREEK MOUNTAINS
Bretz
McDermitt
OREGON
NEVADA
Disaster Peak
Cordero
Quinn River Valley
MONTANA MOUNTAINS
Kings River Valley
DOUBLE H MOUNTAINS
95
N
Gravel
Lake Sediments
Volcanic Rocks
Rim Faults ?
Scale:
0
5
miles

Fig. 2—Generalized geologic and location map of the McDermitt caldera complex, Nevada-Oregon.

(After Roper and Wallace, 1981)

The Property Geology

The uranium mineralization lies within a stratigraphic sequence comprised of gravel deposited on tuffaceous lake sediments that overlie the uranium bearing Aurora lava sequence. The Aurora lavas were deposited on an irregular surface of rhyolitic rocks which are reported to be in part intrusive. The rhyolitic rocks may represent an elongated flow dome through which the Aurora lavas were erupted.

The gravels are of recent age and lie in the gulches as fill and in an irregular erosion surface cut into the underlying lake sediments. They are comprised of talus and alluvial volcanic debris from the caldera rims and adjacent highlands and finer lake sediment material. The gravel varies in thickness from 0 to more than 15 meters with an average of about 7 meters over the deposit.

The age of the lake sediments is Miocene (Greene, 1972) and they are composed of argillized tuffaceous material, interbedded with discontinuous layers and lenses of chalcedony. The sequence also includes some units that may have been deposited sub-aerially. The lake sediments are well bedded for the most part, with laminated clays, siltstones and tuffaceous sandstone.

The origin of the sediments is probably from a variety of local vent sources and they were deposited in the collapsed structure or moat within the caldera margins. The beds are flat lying or gently dipping towards the caldera margin with thickness varying from 0 to 200 meters in the project area, depending on the surface position of the underlying Aurora lavas.

These lavas are a sequence of dark coloured flows with vesicular flow tops and some interlayers of breccia. Vesicular and breccia layers are commonly very altered in areas with uranium mineralization. While the alteration includes clays and zeolites, together with pyrite, there appears to be some residual permeability in these rocks (Roper, 2004). The cores of the flows are dark massive rocks with occasional plagioclase phenocrysts. In field mapping, the rock has been called basalt or andesite but from chemical studies, iron and alkali distributions together with intermediate amounts of silica classify the rock as icelandite (Drexler et al, 1980).

The flows are from 6 to 15 meters thick and, lower in the sequence of flows, flow breccias, laharic breccias and pyroclastic breccias have been recognized (Roper et alia 1981). These suggest that the lava accumulation began before the end of the volcanism in the caldera. The total thickness of the Aurora lavas is variable but averages about 100 meters.

The lava sequence was deposited over a complex suite of rhyolitic rocks that form an irregular surface. These rocks are in part intrusive and in part extrusive and may represent several generations of extrusive and intrusive activity during the development of the rhyolite dome.



N
Outer Rim Fault
RHYOLITE
WELDED TUFF
Bretz
Pits
U
D
Buried Inner Rim Structure
LAKEBEDS
LAKEBEDS
Boundary Fault System
Limit of
Aurora Lavas
Approximate Claim Boundary
New U Claims
4 3
9 10
AURORA
LAVA
Line of Section
Figure 4
Outline of Shallow
Aurora U Mineralization
GRAVEL
Bretz Gulch
LAKEBEDS
Scale
0
1000
feet

Fig. 3—Generalized geologic map of Aurora-Bretz area, T41S, R41E, Malheur County, Oregon.

(After Roper and Wallace, 1981)


New U Claims
Shallow Aurora Mineralization
Aurora Lava
AURORA STRUCTURE
BOUNDARY FAULT
Lake Sediments
INNER RIM STRUCTURE
Bretz Pit
OUTER RIM FAULT
Rhyolitic Rocks
Uranium Mineralization
Rhyolite Welded Tuff
SCALE
0 FEET 1000
6000
5000
4000
LOOKING NORTHWEST

Fig. 4—Diagrammatic stratigraphic and structural section through the mineralized area of the Aurora and Bretz uranium prospects, Malheur County, Oregon.

(After Roper and Wallace, 1981)

Structural elements in the project area are dominated by the collapse features of the caldera complex. As seen on Fig. 3 and 4, three main fault systems occur roughly parallel to the caldera rim. The Outer rim fault is a steeply dipping normal fault system that strikes northwest and cuts through the Bretz Mine pits. This fault is seen clearly in air photos as it generally marks the contact between the caldera rim volcanics and the lake sediments. While it is a major rim fault, in the Bretz pits, the structure shows a displacement of only about 15 meters. The fault has been an important part of the plumbing system for the development of the opalite-type mercury ore at this mine.

The Inner Rim structure was defined mainly by drilling and it marks the northern boundary of the Aurora volcanics, running sub-parallel to the Outer rim fault. The fault is steep in places and resembles a normal fault but embayments in the contact suggest a sedimentary or volcanic onlap on an erosion surface. A near-vertical contact exposed in Cottonwood Creek indicate that the Aurora lavas may abut a fault scarp.

A Boundary fault marks the northern limit of the shallow Aurora lavas that host the mineralization which was explored for open pit mining by Placer Amex. It is an arcuate zone of normal faults striking northwest and forms the western margin of a graben feature between it and the rim faults. The graben is filled with up to 200 meters of lake sediments and is partly underlain by Aurora lavas.

The Aurora volcanics hosting the shallow mineralization lie in an elongate asymmetric anticlinal feature that strikes northwest. On the northeast it is bounded by the Boundary fault and it dips gently to the southeast. It occurs as an irregular rib of rhyolitic rocks over which the Aurora lavas and the lake sediments are draped.

A number of sub-radial faults appear to be marked by drainages such as Cottonwood and Little Cottonwood Creek and Cash Canyon. These may represent extensional features formed during a late resurgence in and could have only minor vertical displacement.

DEPOSIT TYPE

The deposit has not been classified as a particular type but falls between the solution front style of mineralization (in which uranium was transported by ground waters and deposited at the interface of an oxidizing and a reducing environment) and an epithermally driven system in which hot spring waters, enriched in uranium, passed along permeable horizons or interbeds in a sequence of volcanic flows.

An older analogue of this style of deposit may be the Kitts deposit near Makkovik in Labrador. The writer worked in the Makkovik area in 1979 and the metasedimentary schist and metavolcanics that host the deposit could ressemble a similar setting of volcanic and lake sediment beds that have been strongly metamorphosed. The associated intrusives in the Aillik Group rocks carrying anomalous lithium and rare earths. The lithium clays, mined by American Colloid near Disaster Peak on the west side of the McDermitt Caldera complex may reflect similar peralkaline affiliation.

The uranium of the Aurora deposit is probably a solution transported type rather than a primary dissemination. Unlike the high grade Oklo deposit in Gabon, the younger, lower of Aurora grade would not allow any development of natural fissioning and it would be expected that the isotopic ratios for the isotope U^{235} would be typical for primary mineralization (0.711% total U) or possibly enriched. Isotopic analysis was carried out for Placer Amex, using radiometric methods on a few samples. That work indicated that, within the instrument error for the method, the U^{235} concentration was in the normal natural range.

A commodity of possible economic interest associated with the uranium in this type of deposit is vanadium, for which no data are reported.

ECONOMIC MINERALIZATION

The writer did not locate any identifiable mineralization during the site visit and has relied on the internal reports of Placer Amex and reports of the US Geological Survey for information regarding the economic mineralization.

"Uranium mineralization and rock alteration are generally associated with the more permeable and porous layers within the volcanic sequence. Less commonly, mineralization occurs along steeply dipping fracture zones in the lavas and into the underlying rhyolitic rocks." (Roper et al, 1981). Roper considered the mineralizing process may have been related to the volcanic activity.

The dominant uranium minerals reported within the planned mining area were uraninite and coffinite, with some autunite and phosphuranylite. The associated alteration minerals include pyrite, some smectite clays, chlorite, leucoxene and opal. Minor amounts of gypsum, fluorite, calcite, marcasite and arsenopyrite were also noted in petrographic studies (Dudas, 1979). This work indicated that a combination of hydrothermal and supergene systems may have been responsible for the rock alteration and the uranium mineralization. It was proposed that warm hypogene waters introduced alteration fluids together with the uranium mineralization at about the same time as ground water entered the system and dispersed the uranium minerals along the permeable layers within the lavas. The current interpretation (Roper et al, 1981) of the evidence suggests a hydrothermal source for the uranium with slightly acidic solutions carrying it as uranyl carbonate or sulphate complexes to traps in the permeable zones and steeply dipping fractures in the lavas.

Other elements of economic interest within caldera complex include Hg, Sb, As, Mo, F, Li and Ga. The high halogen content of parts of the complex, as demonstrated be the cordierorite (mercury chloride ores of the McDermitt mine) and the elevated fluorine concentrations, would suggest potential for iodine as a possible component of caldera lake sediments. The relationship between these elements and the uranium mineralization is not clear.

The mercury-antimony association did encourage Placer Amex to pursue, unsuccessfully, the gold potentials of the area by drill a few deep holes within in the complex, following the model for the Homestake McLaughlin gold mine in California. Gallium mineralization is being explored for by Gold Canyon Resources in clays within the complex.

URANIUM MARKETS

The markets for uranium are primarily related to the production of electricity by nuclear power facilities. After a full blown boom in uranium prices in the late 1970's in which the peak was $43 per pound, the price of uranium collapsed to below the $10/lb range. Conversion of military nuclear warheads to fuel grade material had the effect of continuing the oversupply into the market and kept the prices low through the 1990's. In the last four years prices have been climbing again, encouraged by energy demands of the Chinese and Indian economies. Current spot prices are close to $20/lb and the industry is taking the position that this is likely to endure. The conversion military material appears to be fully accounted for in the current price rise and this adds strength to the industry position.

The critical isotope for nuclear fission reactions is U^{235} which normally occurs as about 0.71% of the natural uranium. Under some circumstances this amount can be depleted or increased. Depletion occurred in the Oklo deposit in Gabon where the uranium started fissioning as the deposit was being formed. This was due to the higher content of the U^{235} isotope in natural uranium at that geologic time allowing a spontaneous fissioning to start as the concentration of the uranium in the deposit increased during deposition from solution. Younger deposits cannot move to spontaneous fissioning since the isotope is generally much too small a percentage of the total natural uranium content. Diffusion and fractionation could cause some small increases in the U^{235} isotopic concentration which may have significance in terms of value to the purchaser. The measurement of the average isotopic ratios for the Aurora uranium would be useful to define whether there is any disequilibrium.

EXPLORATION

Clan has carried out no exploration on the subject property to date. Descriptions of previous work are outlined in the **History** section.

DRILLING

Most of the historical drilling was carried out with rotary drilling (450 holes) which allowed radiometric logging of holes. 21 diamond drill holes of 3.8 inches diameter (approximately HM wireline size) were completed for checking radiometric logging with fluorimetric chemical assaying and sealed can gamma assays of drill cores. The core recovery of the diamond drilling was reported in the Placer Amex documentation to be in 78 to 100% range with most being in 90-95% range. Borehole logging reports show mud in all holes save one of the diamond drill holes, indicating that the water table was intersected in sections with uranium mineralization. The generally shallow water table has been confirmed in a verbal communication with the former field manager of the project, M.W.Roper (2004).

Of all the diamond drill holes, only one was an angle hole. This leaves an important exploration opportunity for a mineralized system that may have significant higher grade concentrations of uranium in traps that were formed by steep dipping fault structures. Extensional fracturing, as may be represented by the possible Bretz Gulch structure, is a worthwhile target for this type of mineralization.

No drilling has been carried out by Clan.

SAMPLE METHOD AND APPROACH

Clan has not carried out any sampling on the project to date. The uranium assay work of Placer Amex was based in large part on radiometric analysis of drill holes with down hole gamma ray logging tools. Check assays in diamond drill holes were carried out, using chemical (fluorimetric) and sealed can gamma ray analysis of drill core to compare with gamma logging of the diamond drill holes. Some variance was noted but a simple systematic was not developed from the comparison of the data. There was no clear indication that the uranium and its daughters were not in equilibrium. It appears that the errors of the various analytical methods for the low grade of mineralization in the deposit could account for much of the variation. In the writer's experience the critical analytical value or assay for uranium is the recoverable value, which is obtained by using an analytical method similar to the process that is proposed for production. In the case of the Aurora mineralization being assessed as a potential in situ leach operation, bottle roll tests using the alkali and/or acid leach reagents would give the best direct measure of recoverable uranium. Refractory uranium that may give good radiometric or fluorimetric assays may not be recovered in significant amounts by some typical production processes. In the case of uranium mineralization that is not in equilibrium with its radio-daughters, radiometric assays will also not reflect the real recoverable uranium values.

In the Placer Amex work and that carried out by Hazen Laboratories, the metallurgical test work was based on fluorimetric analyses of samples and process products.

SAMPLING PREPARATION AND SECURITY

No sampling has been carried out by Clan and during his visit, the writer did not collect any samples or assay samples from the property. It is recommended that normal procedures be required for establishing sample identification with sample location/source either as drill core or rotary cuttings and that assaying is carried out by an arm's length laboratory that is a registered assay office. Field handling of sample material should be undertaken according to the rules laid down by OSHA and other regulators. Uranium is an alpha emitter with very little gamma radiation emitted. As a result it is sometimes thought that the uranium metal and its minerals are not particularly dangerous. Inhalation of uranium bearing dust would have the potential to increase the risk of lung cancer and simple face mask filters would reduce this risk to background levels.

Uranium is not a high value commodity such as some of the precious metals and samples is less likely to be subject to artificial or intentional contamination. Radiometric logging of drill holes in uranium mineralization that is in equilibrium reflects the grade of the uranium in the wall of the drill hole with good precision and can be used directly with a periodic check of actual total uranium values with chemical assaying.

DATA VERIFICATION

Clan has not started any systematic sampling activity and has not yet established any protocols for checking assays or security of sample material. Since the main value of the deposit lies in the uranium content thereof, the problems related to contamination and/or salting as can with high value metals such as gold and platinum group metals are less likely to occur. A more serious problem regarding the uranium grade determination relates to the analytical method used. Placer Amex went to considerable effort to determine if radiometric assays by borehole logging tool were equivalent to chemical and sealed can assays. The variation was considerable but not consistent. No definitive difference was established and no correction was used to determine the final grades based on radiometric equivalent assays. Uranium occurring as spots of uraninite can have a nugget effect in sampling. This would be particular true where the small sample used in chemical (fluorimetric) analysis might be influenced by a few grains, more or less, of the mineral, while the whole core in a sealed can or the wall of the drill hole would represent a much larger volume of material being sampled with the radiometric tool.

The writer has not verified the data generated by Placer Amex during that time, when the writer was employed by the parent company Placer Development Ltd (predecessor company to PlacerDome Ltd). This data would be expected to be of high quality, with considerable internal checking of data sets. The reserve/resource estimations carried out by Placer Amex through the Project Development Group involved a computerized set of Lurch-Grossman calculations and was cross-checked by manual polygonal estimates by at least one senior company geologist.

Because the historical mineral resource estimates referred to in this report have not been verified by this Qualified Person, under the terms of NI 43-101 such estimates should not to be relied upon and should be considered an order of magnitude.

INTERPRETATION AND CONCLUSIONS

The work by Placer Amex was carried out with the expectation that the project would proceed to production with a 22 million ton deposit grading 0.043% U_3O_8 as defined by the company. Under a price regime of US $ 40/lb the preliminary feasibility carried out by Placer Amex indicated a 5.6 year payback for a US $95 million capital expense required by the planned open pit mining operation. The subsequent collapse of uranium prices resulted in Placer Amex dropping the property.

The work carried out by Placer Amex was directed at a conventional (for that time) open pit mine and was based on a bulk mining plan, The possibility of higher grade areas within the pit due to some vertical or structural traps for uranium mineralization was not explored with angled drill holes. Nor was the possibility of developing an in situ leach extraction of the uranium investigated.

This near surface deposit of soluble uranium minerals has potential to be extracted by a now conventional in situ leach (ISL) process if hydrology and permeability permit.



Recovery Plants   *Wellfields (ISL mines)*

Image II
     Open Pit Uranium Mine in Foreground - ISL Wells and Plant Upper Left

The above image from an In-Situ Inc. brochure (1983) demonstrates the large difference in physical impact between the old open pit technology and the newer in-situ leach technology. The capital and operating costs are of a comparable order of difference.

RECOMMENDATIONS AND BUDGET

There is sufficient potential to develop zones of better grade mineralization on the Aurora project that may be amenable to in situ leaching that further exploration and development work is well justified.

The first part of this work should include digitization of the existing data base to build a three dimensional model of the deposit and to help model the hydrological regime of the mineralized area. Once this is complete it would be very useful to engage the services of M.W.Roper, subject to his availability, to use him as a resource to review the revised data set and add some continuity between this work and his experience in the work carried out by Placer Amex.

This work would be followed by definition rotary drilling of higher grade sections identified in the three dimensional model with plastic casing being placed in the holes on completion to permit further use for hydrological tests. The development of a 5 spot well pattern to carry out hydrology tests for permeability and flow rates (natural and pumped) should be started as soon as the definition drilling has completed sufficient holes into mineralization.

Diamond drilling of angle holes into potential radial structures such as Bretz Gulch to test for higher grade fracture filling mineralization should be executed during this phase in order to take advantage of the availability of exploration infrastructure that would be in place for the rotary drilling and radiometric assaying.

The total estimate of cost for Phase I and Phase II is CDN$322,000   (US$249,550)   at current exchange rates of about US$1.29 : CDN$1.00.

Phase I Budget US $

Digitization, area/volume calculation of mineralization in
each permeable horizon, verification of continuity, identification
of grade trends and higher grade sectors within mineralization,
production of 3-D model   6 weeks $ 45,000

Consultation with M.W. Roper with the revised data set,
5 days @US$750/diem $ 5,000
Airfare Reno-Vancouver return $ 400
Local Travel and accommodation 5 days @$130/diem $ 650
                                              Phase I Total   **$ 51,050**

Phase II Budget US $

Permitting	$ 10,000
Rotary Drilling 20 holes - 65m feet each @$25/m	
Including perforated casing	$ 32,500
Diamond drilling 10 drill holes – 100 m each @ $30/m	$ 30,000
Radiometric surveying lease equipment $200/diem	$ 7,000
Assays, bottle roll tests	$ 15,000
Technical support 30 days @ $2000/per diem	$ 60,000
Mobilization Drills, personel	$ 12,000
Transportation: airfares, u-drives	$ 4,500
Report and map preparation	$ 7,500
Metallurgical test work for leach process	$ 20,000
Phase II Total	**$ 198,500**

Total costs for Phase I and Phase II   US $ 249,550

Respectfully submitted,

B.Ainsworth, PEng BC.

28th September 2004

REFERENCES

Brinck, J.W. (1974): The Geochemical distribution of uranium as a Primary Criterion for the Formation of Ore Deposits, in: Formation of Uranium Ore Deposits, Proceedings of a Symposium - Athens 6-10 May 1974, International Atomic Energy Agency, Vienna. pp 21-32.

Drexler, J.W.,Wallace A.B., Noble, D.C. (1980): Icelandite and aenigmatite bearing pantellerite from the McDermitt caldera complex, Nevada-Oregon and their petrological significance: El Paso, Southwest Sect. AAPG, Abstract.

Dudas, L. (1979): Mineralogical Report on rock samples from the McDermitt caldera: Placer Amex, Inc.

Greene, R.C. (1972): Preliminary geologic map of the Jordan Meadow quadrangle, Nevada –Oregon: USGS Misc. Field Studies Map MF-341.

In Situ Inc. (1983): Marketing Brochure.

Luteijn, A. (1980) Aurora Project, Oregon, Preliminary Feasibility Study, placer Development Ltd, March 1980.

Morse, J.G. (1977): Nuclear Methods in Mineral Exploration and Production, Developments in Economic Geology, Elsevier Scientific Publishing Company

Roper, M.W. (2004): Personal Communications.

Roper, M.W., Wallace, A.B. (1981): Geology of the Aurora Uranium Prospect, Malheur County, Oregon, American Association of Petroleum Geologists.

Rytuba, J.J., Galzman, R.K. (1978): Relation of Mercury, Uranium and Lithium Deposits of the McDermitt caldera complex, Nevada-Oregon; USGS, Open-file Rept. 78-926.

Storey, L.O. (2004): Personal Communications.

Von Backstrom, J.W. (1974): Review Paper – Other Uranium Deposits, in: Formation of Uranium Ore Deposits, Proceedings of a Symposium - Athens 6-10 May 1974, International Atomic Energy Agency, Vienna. pp 605-624.

Wallace, A.B. ((1979); Aurora zone mineralogy: Cordex Exploration Co.

CERTIFICATE

1) I, Benjamin Ainsworth, am the author of this report having offices at 915-409 Granville Street, Vancouver, BC. I am self-employed as a consultant geologist.

2) I graduated from Oxford University with an Honours Degree in Geology in 1962 and have been practicing my profession continuously since that time. I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, Registration Number 8648.

3) I have practiced as a consultant geologist since October 1986.

4) I have worked on projects similar to the subject mining property of this report and am a "Qualified Person" in the context of National Instrument 43-101.

5) As of the date of this report I am not aware of material facts that are not reflected in this report by written inclusion or reference.

6) I act as the corporate "Qualified Person" for Consolidated Venturex Holdings Limited (TSX.V), Columbia Yukon Exploration (TSX.V), and I have authored qualifying reports for the following publicly traded mining companies:
1996 Triton Mining Corporation (TSE)
1998 C2C Mining Corporation (CDNX)
1999 Stralak Resources Inc (CDNX)
2001 Hathor Exploration Ltd. (CDNX)
2002 Luzon minerals Ltd (TSX.V)

7) I do not have any agreement, arrangement or understanding with Clan Resources Ltd. or any affiliated company to be or become an insider, associate or employee.

8) I do not own any securities directly or indirectly in Clan Resources Ltd.
Other than my normal fee for the preparation of this report, I do not expect to receive any benefits from Clan including any interest in the property or any securities of the company.

9) My professional relationship with Clan Resources Ltd. is at arm's length as represented in 7) and 8) above, and I have no expectation that the relationship will change.

10) This report is based upon my personal review of pertinent historical data including a preliminary feasibility study by Placer Amex, a site visit on August 17th, 2004, consultation with the former field manager of the Aurora Project during the work carried out by Placer Amex, knowledge of the project as a senior exploration employee of the parent company Placer Development Ltd and a review of some relevant uranium market information.

11) This report was prepared by me without any direct assistance from other parties.

12) The title status is only commented on as far as the public record of such title and no opinion has been sought beyond that.

13) In my professional opinion the property is of potential merit and further exploration work is justified.

14) I have read National Instrument 43-101, Form 43-101F and understand the regulations described therein. All effort has been made to complete this report in compliance with those regulations.

15) I consent to the use of this report by Clan Resources Ltd. for such regulatory and financing purposes the company deems necessary, but if any part shall be taken as an excerpt, it shall be done only with my approval.

September 28th 2004 at Vancouver, BC   Benjamin Ainsworth, PEng BC

APPENDIX I

Letter of Authorization

CLAN RESOURCES LTD.
c/o Suite 1500 – 885 W. Georgia Street
Vancouver, British Columbia
Canada, V6C 3E8
Tel: (604) 684-9007
Fax: (604) 408-4799

August 15, 2004

AINSWORTH-JENKINS HOLDINGS INC.
915 - 409 Granville Street
Vancouver, BC
V6C 1T2

Attention: Mr. B. Ainsworth, P.Eng. BC

Dear Mr. Ainsworth:

Re: Clan Resources Ltd. (the "Company")
      - Letter of Authorization

I hereby authorize you to complete a Technical Report, suitable for regulatory purposes for the TSX Venture Exchange and the Canadian Securities Commissions, to describe the geology, infrastructure and mineral potential of the Aurora Project, Malheur County, Oregon. The report must follow the format prescribed in National Instrument 43 101 and a site visit must be completed.

Trusting the foregoing is satisfactory.

Yours truly

CLAN RESOURCES LTD.

Per:

James G. G. Watt
President & Director

JGG/kl

APPENDIX II

Documentation of Claims

SCHEDULE A

AURORA PROJECT – NEW U CLAIMS

28 JUNE 2004

18 UNPATENTED LODE CLAIMS SITUATED IN SECTIONS 3, 4, 9, AND 10 TOWNSHIP
41 SOUTH, RANGE 41 EAST, WBM, MALHEUR COUNTY, STATE OF OREGON.

CLAIM NAME	COUNTY INSTRUMENT	BLM SERIAL #
NEW U #11	97-8460	153217
NEW U #12	97-8461	153218
NEW U #13	97-8462	153219
NEW U #14	97-8463	153220
NEW U #15	97-8464	153221
NEW U #16	97-8465	153222
NEW U #17	97-8466	153223
NEW U #18	97-8467	153224
NEW U #19	97-8468	153225
NEW U #20	97-8469	153226
NEW U #21	97-8470	153227
NEW U #22	97-8471	153228
NEW U #23	97-8472	153229
NEW U #24	97-8473	153230
NEW U #25	97-8474	153231
NEW U #26	97-8475	153232
NEW U #27	97-8476	153233
NEW U #28	97-8477	153234

Claim Sketch - NEW U Claims



The Location Monument
is Situated 5' From The
End Line of The Typical
Claim.

All Claims Are 1500 x 600'

**NEW U
CLAIM GROUP**

Lode Claims New U
11 - 28, Located
Sept. 19, 1997
Situated in Sections
3, 4, 9 & 10,
T41S, R41E
Malheur County,
Oregon.

Occidental Road
Exploration, LLC
P.O. Box 10848
Prescott, Az. 86304

SCALE: 1"=600'

Ainsworth-Jenkins Holdings Inc, 915—409 Granville Street, Vancouver, BC, V6C 1T2   28

RUN TIME: 06:28 PM

UNITED STATES DEPARTMENT OF INTERIOR
BUREAU OF LAND MANAGEMENT

RUN DATE: 09/07/?
Page 1

SERIAL NUMBER INDEX
CLAIMS

Adm State: OR
County: MALHEUR

Serial No	Case Type	Claim Name/Number	Claimant(s)	Legal Desc MTRS	Subdiv	Geo Cty	BLM Dist	Lead File	Loc Date	Latest Assmt-Yr	County Book:Page	Close Date
ORMC153217	LODE CLAIM	NEW U #11	PLATORO WEST LLC	33 0410S 0410E 010	NW	045	03	ORMC153217	09/19/1997	2004	97-8460;1;1	
ORMC153218	LODE CLAIM	NEW U #12	PLATORO WEST LLC	33 0410S 0410E 010	NW	045	03	ORMC153217	09/19/1997	2004	97-8461;1;1	
ORMC153219	LODE CLAIM	NEW U #13	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8462;1;1	
ORMC153219	LODE CLAIM	NEW U #13	PLATORO WEST LLC	33 0410S 0410E 010	NW	045	03	ORMC153217	09/19/1997	2004	97-8462;1;1	
ORMC153220	LODE CLAIM	NEW U #14	PLATORO WEST LLC	33 0410S 0410E 003	SW	045	03	ORMC153217	09/19/1997	2004	97-8463;1;1	
ORMC153220	LODE CLAIM	NEW U #14	PLATORO WEST LLC	33 0410S 0410E 010	NW	045	03	ORMC153217	09/19/1997	2004	97-8463;1;1	
ORMC153221	LODE CLAIM	NEW U #15	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8464;1;1	
ORMC153221	LODE CLAIM	NEW U #15	PLATORO WEST LLC	33 0410S 0410E 010	NW	045	03	ORMC153217	09/19/1997	2004	97-8464;1;1	
ORMC153222	LODE CLAIM	NEW U #16	PLATORO WEST LLC	33 0410S 0410E 003	SW	045	03	ORMC153217	09/19/1997	2004	97-8465;1;1	
ORMC153222	LODE CLAIM	NEW U #16	PLATORO WEST LLC	33 0410S 0410E 010	NW	045	03	ORMC153217	09/19/1997	2004	97-8465;1;1	
ORMC153223	LODE CLAIM	NEW U #17	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8466;1;1	
ORMC153224	LODE CLAIM	NEW U #18	PLATORO WEST LLC	33 0410S 0410E 003	SW	045	03	ORMC153217	09/19/1997	2004	97-8466;1;1	
ORMC153224	LODE CLAIM	NEW U #18	PLATORO WEST LLC	33 0410S 0410E 004	SE	045	03	ORMC153217	09/19/1997	2004	97-8466;1;1	
ORMC153224	LODE CLAIM	NEW U #18	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8466;1;1	
ORMC153224	LODE CLAIM	NEW U #18	PLATORO WEST LLC	33 0410S 0410E 010		045	03	ORMC153217	09/19/1997	2004	97-8466;1;1	
ORMC153225	LODE CLAIM	NEW U #19	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8468;1;1	
ORMC153226	LODE CLAIM	NEW U #20	PLATORO WEST LLC	33 0410S 0410E 003	SW	045	03	ORMC153217	09/19/1997	2004	97-8469;1;1	
ORMC153226	LODE CLAIM	NEW U #20	PLATORO WEST LLC	33 0410S 0410E 004	SE	045	03	ORMC153217	09/19/1997	2004	97-8469;1;1	
ORMC153226	LODE CLAIM	NEW U #20	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8469;1;1	
ORMC153227	LODE CLAIM	NEW U #21	PLATORO WEST LLC	33 0410S 0410E 004	SE	045	03	ORMC153217	09/19/1997	2004	97-8470;1;1	
ORMC153227	LODE CLAIM	NEW U #21	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8470;1;1	
ORMC153228	LODE CLAIM	NEW U #22	PLATORO WEST LLC	33 0410S 0410E 004	SE	045	03	ORMC153217	09/19/1997	2004	97-8471;1;1	
ORMC153228	LODE CLAIM	NEW U #22	PLATORO WEST LLC	33 0410S 0410E 009	NE	045	03	ORMC153217	09/19/1997	2004	97-8471;1;1	
ORMC153229	LODE CLAIM	NEW U #23	PLATORO WEST LLC	33 0410S 0410E 004	SE	045	03	ORMC153217	09/19/1997	2004	97-8471;1;1	
ORMC153229	LODE CLAIM	NEW U #23	PLATORO WEST LLC	33 0410S 0410E 009	NE NW	045	03	ORMC153217	09/19/1997	2004	97-8471;1;1	
ORMC153230	LODE CLAIM	NEW U #24	PLATORO WEST LLC	33 0410S 0410E 004	SE	045	03	ORMC153217	09/19/1997	2004	97-8473;1;1	
ORMC153231	LODE CLAIM	NEW U #25	PLATORO WEST LLC	33 0410S 0410E 004	SW SE	045	03	ORMC153217	09/19/1997	2004	97-8474;1;1	
ORMC153231	LODE CLAIM	NEW U #25	PLATORO WEST LLC	33 0410S 0410E 009	NE NW	045	03	ORMC153217	09/19/1997	2004	97-8474;1;1	
ORMC153232	LODE CLAIM	NEW U #26	PLATORO WEST LLC	33 0410S 0410E 004	SE	045	03	ORMC153217	09/19/1997	2004	97-8475;1;1	
ORMC153233	LODE CLAIM	NEW U #27	PLATORO WEST LLC	33 0410S 0410E 004	SW SE	045	03	ORMC153217	09/19/1997	2004	97-8476;1;1	
ORMC153233	LODE CLAIM	NEW U #27	PLATORO WEST LLC	33 0410S 0410E 009	NE NW	045	03	ORMC153217	09/19/1997	2004	97-8476;1;1	
ORMC153234	LODE CLAIM	NEW U #28	PLATORO WEST LLC	33 0410S 0410E 004	SW SE	045	03	ORMC153217	09/19/1997	2004	97-8477;1;1	

NO WARRANTY IS MADE BY BLM FOR USE OF THE DATA
FOR PURPOSES NOT INTENDED BY BLM

"DISCLOSURE" ALL INFORMATION RECEIVED IN THIS OFFICE MAY NOT YET BE LISTED ON THIS REPORT. NAMES AND ADDRESSES ARE ENTERED AS THEY APPEAR ON THE LOCATION NOTICE OR ARE ABBREVIATED TO FIT LIMITED SPACE; THEREFORE THEY MAY NOT APPEAR IN THE EXPECTED SEQUENCE. A BLANK LATEST ASSESSMENT YEAR IN THIS REPORT DOES NOT CONSTITUTE AN ABANDONED CLAIM.

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Posting Date: 09/01/2004 **Check #:** 2138 **Amount:** $2,340.00

Reference: 88730061902 **Account:** DDA-9266 **Nickname:** WMS

W. M. SHERIFF
P.O. BOX
WYLIE, TX
2138
24 Aug 04
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$ 2340.00
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OREGON – AURORA

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Ainsworth-Jenkins Holdings Inc, 915—409 Granville Street, Vancouver, BC, V6C 1T2 30